

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

Mail Stop 3628

May 11, 2007

Via Facsimile (212.403.2221) and U.S. Mail

Steven A. Rosenblum, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019

> **Re:** **Tribune Company**
> **Schedule TO-I**
> **Filed April 25, 2007**
> **Amendment Nos. 1, 2, 3, 4 and 5 to Schedule TO-I**
> **Filed April 26, April 27, May 1, May 4 and May 11, 2007, respectively**
> **005-34531**

Dear Mr. Rosenblum:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Note that all defined terms used in this letter have the same meaning as in the Offer to Purchase.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your disclosure on page 3 of the Offer to Purchase that the Tender Offer is the first step in a going private transaction. As such, a Schedule 13E-3 must also be separately filed via EDGAR. Please refer to General Instruction D.3 to Schedule 13E-3 and note that all affiliates engaged in the transaction for purposes of Rule 13e-3 should be named as filing persons on the Schedule 13E-3.

2.   Referring to the prior comment, tell us what consideration was given as to whether Zell, the Zell Entity, the ESOP and the Trustee should be named as filing persons on the Schedule 13E-3. For guidance, we refer you to Section II.D.3 of the Current Issues Outline dated November 14, 2000 available on our website at **www.sec.gov**. Please note that each filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Therefore, you will need to revise the disclosure to include all of the information required by Schedule 13E-3 and its instructions for each filing person added in response to this comment. For example, include a statement as to whether each filing person believes the Rule 13e-3 transaction is fair to unaffiliated security holders and an analysis of the material factors upon which the filing person relied in reaching such a conclusion.

3.   In addition, tell us what consideration was given as to whether any of the entities named in the previous comment should be identified as an offeror in the Tender Offer. For guidance, we refer you to Section II.D.2 of the Current Issues Outline dated November 14, 2000.

Offer to Purchase

General

4.   Please describe the relationship between the Zell Entity and EGI. We may have further comment.

Special Factors, page 15

5.   Expand your disclosure on page 25 to describe in greater detail the reasons why the proposed recapitalization and spin-off were rejected in favor of the present transaction. Your discussion should include a specific explanation as to why you believe the current transaction is more favorable to unaffiliated shareholders than the alternative.

Reasons for and Fairness of the Transactions…, page 26

6.   Please note that each filing person must conduct an Item 1014(b) analysis or expressly adopt the conclusion and analyses of the party that performed such analysis in order to fulfill its disclosure obligation. To the extent the Special Committee and the Board are relying on the analyses of Morgan Stanley and/or Merrill Lynch to satisfy any of their Item 1014 obligations, they must specifically adopt such analyses. See Instruction 2 to Item 1014 of Regulation M-A and Question and Answer No. 20 of Exchange Act Release No. 34-17719.

7.   Additionally, all of the factors listed in Instruction 2 to Item 1014 of Regulation

M-A are generally relevant to the fairness determination in a Rule 13e-3 transaction and should be discussed. Revise the discussion of the Special Committee's fairness determination to address all of these factors or to explain why the Special Committee did not consider any particular valuation technique.

8.   Please expand your disclosure to describe in greater detail the factors mentioned in the last bullet on page 26, and quantify such factors to the extent possible.

Opinion of Special Committee's Financial Advisor, page 31

9.   We refer you to your disclosure in the last paragraph on page 39. Please quantify the additional discretionary fee the Special Committee agreed to discuss with Morgan Stanley and tell us whether such fee has been or will be paid.

The Merger Agreement, page 51

10.   Please disclose the anticipated Merger closing date.

The Tender Offer
Conditions of the Tender Offer, page 83

11.   We note that the Tender Offer is subject to a financing condition. It is our position that a material change in the offer occurs when the offer becomes fully financed (i.e., any financing conditions are satisfied) and that, accordingly, five days must remain in the offer or the offer must be extended upon the satisfaction of the financing conditions. Please advise us of your intent in this regard. We may have further comment.

Interest of Directors and Executive Officers…, page 101

12.   We note, according to your beneficial ownership chart on page 102, that the Chandler Trusts will own 20.14% of the outstanding shares after the Tender Offer. However, your disclosure on page 98 and elsewhere in the filing states that the Chandler Trusts have agreed to tender all shares held into the Tender Offer. Please explain.

Closing Comments

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

- the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3636 or, in may absence, to Pam Carmody, Special Counsel, at (202) 551-3265. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Adé K. Heyliger
Special Counsel
Office of Mergers & Acquisitions